FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver British Columbia V6C 2B5

Item 2 — Date of Material Change

May 14, 2018

Item 3 — News Release

The press release disclosing the material change was disseminated on May 15, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

On May 14, 2018, the Company entered into an agreement to acquire a 160,000 sq. ft. greenhouse facility in the Niagara-region for $9,600,000. The transaction is expected to close on July 4, 2018.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On May 14, 2018, the Company entered into an agreement to acquire a 160,000 sq. ft. greenhouse facility in the Niagara-region for $9,600,000. The purchase price includes all of the existing growing equipment. The transaction is expected to close on July 4, 2018.

Following closing, the Company plans on submitting an application for a second site licence to Health Canada under the Access to Cannabis for Medical Purposes Regulations (ACMPR) for the newly acquired Niagara facility.

It is expected that the transaction will be treated as an expedited acquisition for purposes of the policies of TSX Venture Exchange. The transaction is subject to acceptance of the TSX Venture Exchange.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Raf Souccar
Chief Executive Officer
416-860-5665

Item 9 — Date of Report

May 18, 2018